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EXHIBIT 12.1

EDGE PETROLEUM CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

		For the Years Ended December 31,
	For the Three Months Ended March 31, 2004
		2003	2002	2001	2000	1999
Earnings Available for Fixed Charges
Income before income taxes and cumulative effect of accounting change	$5,101,422	$7,439,007	$1,222,805	$7,257,590	$688,165	$(3,709,480)
Fixed charges, excluding capitalized interest	173,494	811,615	397,769	388,319	321,483	283,457

	$5,274,916	$8,250,622	$1,620,574	$7,645,909	$1,009,648	$(3,426,023)

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$143,914	$678,805	$227,759	$214,619	$171,783	$130,067
Capitalized interest	88,555	244,503	623,413	24,402	399,277	532,000
Interest portion of rental expense	29,580	132,810	170,010	173,700	149,700	153,390

Total fixed charges	$262,049	$1,056,118	$1,021,182	$412,721	$720,760	$815,457

Ratio of Earnings to Fixed Charges	20.13	7.81	1.59	18.53	1.40	N/M (a )

(a)
The ratio indicates less than one-to-one coverage because earnings were inadequate to cover fixed charges for the period. The amount of the deficiency was $4.2 million for fixed charges.

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  EXHIBIT 12.1